Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Finch Therapeutics Group, Inc. in connection with Registration Statement on Form S-1 (File No. 333-253622)

March 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn: Ms. Tara Harkins

Ms. Kate Tillan

Ms. Margaret Schwartz

Ms. Laura Crotty

RE: Finch Therapeutics Group, Inc.

Registration Statement on Form S-1

File No. 333-253622

Ladies and Gentlemen:

On behalf of Finch Therapeutics Group, Inc. (the “Company”), in response to comment 8 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 22, 2021 relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on December 28, 2020, as amended on February 9, 2021 and publicly filed with the Commission on February 26, 2021 (File No. 333-253622) (the “Registration Statement”), we submit this supplemental letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at + 1 212 479 6474 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

Page Two

March 5, 2021

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for the initial public offering that is the subject of the Registration Statement (the “IPO”), which takes into account a proposed 1-for-[***] reverse stock split of the Company’s common stock (“Reverse Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Reverse Stock Split.

The anticipated price range for the IPO is based on a number of factors, including prevailing market conditions, estimates of the Company’s business potential and preliminary discussions with BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C., the representatives of the underwriters for the proposed IPO (collectively, the “Representatives”), regarding potential valuations of the Company, including discussions that took place during a meeting between certain of the Representatives and management of the Company on March 3, 2021. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined. While the Company believes that the actual bona fide price range will be within the Preliminary Price Range, factors outside of the Company’s control, including volatility in the securities markets, in particular volatility experienced by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since January 1, 2020, after giving effect to the proposed Reverse Stock Split:

Grant Date	Number of Shares Underlying Equity Grant (#)	Date of Third-Party Valuation Used as Basis for Estimating Fair Value	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
April 3, 2020	[***]	October 31, 2019	[***]	[***]
February 8, 2021	[***]	January 15, 2021	[***]	[***]
February 24, 2021	[***]	January 15, 2021	[***]	[***]

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of the common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

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•	the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•	the progress of the Company’s research and development efforts, including the status of preclinical studies and clinical trials for its product candidates;

•	the lack of liquidity of the Company’s equity as a private company;

•	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

•

the valuation of publicly traded companies in the life sciences and biotechnology sectors, including the valuation of certain microbiome therapeutic companies, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry and specifically, the global microbiome therapeutics market;

•

the likelihood of achieving a liquidity event for the holders of the Company’s preferred stock and holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital shares to determine the fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the shares of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the shares of common stock have value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the shares of common stock represent a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

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•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In the course of granting stock options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of October 31, 2019 and January 15, 2021. The third-party valuations resulted in the following valuations of the Company’s common stock, after giving effect to the proposed Reverse Stock Split:

•	$[***] per share as of October 31, 2019; and

•	$[***] per share as of January 15, 2021.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the most recent independent third-party valuation report as well as other pertinent information available to it at the time of the grant such as confirming there were no material changes in the business or clinical development that would impact the valuation analysis.

In each IPO scenario analyzed, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock on a one-for-one basis. In the scenarios other than an IPO that were analyzed, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of its convertible preferred stock, consistent with the method outlined in the Practice Guide.

October 31, 2019 Valuation; April 3, 2020 Grants

On April 3, 2020, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the October 31, 2019 valuation.

For the October 31, 2019 valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the OPM backsolve based on the Company’s Series C preferred share financing (recent transaction method) which considered both the receipt of positive efficacy data from PRISM3, the Company’s randomized, placebo-controlled, multi-center, pivotal, Phase 2 clinical trial in patients with recurrent Clostridioides difficile infection (“CDI”), as well as the receipt of negative efficacy data from PRISM3. The recent transaction method was used, in part, because the Series C price in the Company’s May 2019 Series C preferred stock financing was initially set at $[***] per share. In the event the Company was unable to achieve positive efficacy data from PRISM3, the Company agreed with investors in its Series C preferred stock financing to adjust the Series C price to $[***] per share. The Company’s management attributed a weighting of [***]% to positive PRISM3 efficacy data scenario and [***]% for the negative PRISM3 efficacy data scenario. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future scenarios.

In determining the enterprise value for the PRISM3 efficacy data scenario, the Company applied the guideline transaction method under the market approach described in the Practice Guide. For the positive PRISM3 efficacy data scenario, an implied equity value of $[***] million was used before discounts,

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

Page Five

along with (i) an implied value of the Series C price per share of $[***], (ii) an estimated term of [***] years based on a probability weighted analysis of potential outcomes, (iii) a [***]% volatility rate, which is the 75th percentile of the guideline companies with a term of [***] years, and (iv) a DLOM of [***]% was then applied to the common stock value. For the negative PRISM3 efficacy data scenario, an implied equity value of $[***] million was used before discounts, along with (i) an implied value of the Series C price per share of $[***], (ii) an estimated term of [***] years, (iii) a [***]% volatility rate, which is the 75th percentile of the guideline companies with a term of [***] year, and (iv) a DLOM of [***]% was then applied to the common stock value.

Using the Hybrid Method, after attributing the relative probability weightings to the positive and negative PRISM3 efficacy data scenarios, the value of the Company’s common stock was estimated to be $[***] per share as of October 31, 2019. For the period from the October 31, 2019 valuation to April 3, 2020, the Board determined there were no internal or external developments since the October 31, 2019 valuation that warranted a change in the fair value. As a result, the Board determined the fair value of the Company’s common stock as of April 3, 2020 was $[***] per share.

January 15, 2021 Valuation; February 8, 2021 and February 24, 2021 Grants

On February 8, 2021, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the January 15, 2021 valuation.

On February 24, 2021, the Company granted options to purchase an aggregate of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the January 15, 2021 valuation.

For the January 15, 2021 valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method, estimating the probability-weighted value across multiple scenarios, including with the Backsolve Method under the market approach and the IPO scenario (guideline transactions method). For the future exit event scenarios, the Company’s management identified the probability for an IPO scenario of [***]% and the probability for a non-specified non-IPO exit scenario, with a term of [***] years of [***]%.

In determining the valuation of the common stock for the IPO scenario, the allocated present value per share was $[***] pre-split or $[***] post-split and the assumed DLOM was [***]%, resulting in a post-DLOM allocated present value per share of $[***] pre-split or $[***] post-split. The weighted contribution of the IPO scenario was concluded to be $[***] on a post-split basis per share under the IPO scenario on a minority, non-marketable basis.

In determining the valuation of the common stock for the non-IPO scenario, the allocated present value per share was $[***] pre-split or $[***] post-split and the assumed DLOM was [***]%, resulting in a post-DLOM allocated present value per share of $[***] pre-split or $[***] post-split. The weighted contribution of the IPO scenario was concluded to be $[***] on a post-split basis per share under the non-IPO scenario on a minority, non-marketable basis.

Using the Hybrid Method, after attributing the relative probability weightings to the IPO and non-IPO scenarios, the fair value of the Company’s common stock was estimated to be $[***] per share as of January 15, 2021. The primary reasons for the increase in the concluded fair market value per share of $[***] in the January 15, 2021 valuation, as compared to the estimated fair market value per share of $[***] in the October 31, 2019 valuation, were (i) the Company’s June 2020 announcement that its product candidate CP101 met its primary efficacy endpoint in PRISM3, (ii) the closing of the Company’s Series D preferred stock financing in mid-September 2020 for aggregate proceeds of approximately $90.0 million,

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

Page Six

(iii) the IPO organizational meeting held on November 19, 2020, (iv) the confidential submission by the Company of a draft registration statement on Form S-1 to the Securities and Exchange Commission on December 28, 2020, (v) feedback received during “testing-the-waters” meetings with potential investors, and (vi) the significant improvement in the equity markets, particularly in the market for IPOs of life sciences and biotechnology companies.

In determining the estimated fair value of the Company’s common stock on February 8, 2021 and February 24, 2021, the Board took into consideration the most recent independent third-party valuation report of January 15, 2021 and decided to grant the options with an exercise price higher than the determined fair market value. Accordingly, the Board set the exercise price per share for the February 8, 2021 and February 24, 2021 grants at $[***] per share, respectively.

Explanation of Difference Between Fair Value of Common Stock as of January 15, 2021 409A Valuation and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that it believes the increase in value between the February 24, 2021 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of January 15, 2021 that indicated that the fair value of its common stock on that date was $[***] per share, which is lower than the bottom of the Preliminary Price Range by approximately [***]%. Further, in determining the estimated fair value of the Company’s common stock on February 24, 2021, the Board took into consideration the most recent independent third-party valuation report of January 15, 2021 and decided to grant the options with an exercise price higher than the determined fair market value. Accordingly, the Board set the exercise price per share for its most recent grants, or the February 24, 2021 grants, at a price of $[***] per share.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common stock for option grant purposes, as determined by the Board on February 24, 2021, and the Preliminary Price Range is in part attributable to the fact that the valuations for option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the Company believes the increase in value between the February 24, 2021 option grants compared to the Preliminary Price Range is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range; (3) the 180-day lock-up agreement to which the shares underlying the Company’s options will be subject following the IPO; (4) the Preliminary Price Range assuming the conversion of all of the Company’s outstanding preferred stock into common stock upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand; and (6) the completion of the proposed IPO strengthening the Company’s balance sheet, providing the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common stock as determined by the Board as of February 24, 2021 using the January 15, 2021 valuation is consistent with the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

Page Seven

To the extent that the Company makes any further equity awards after the date of this letter but prior to the completion of the IPO, it expects that the exercise price per share will be no less than the midpoint of the actual price range for the IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its option grants during the past 12 months were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 55 Hudson Yards, New York, New York 10001.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

March 5, 2021

Page Eight

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at +1 212 479 6474 or Courtney Thorne at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:	Mark Smith, Finch Therapeutics Group, Inc.

Greg Perry, Finch Therapeutics Group, Inc.

Joe Vittiglio, Finch Therapeutics Group, Inc.

Courtney T. Thorne, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com